EXHIBIT 21

                              LIST OF SUBSIDIARIES

The subsidiaries of Titanium Group Limited are as follows:

     o Titanium Technology Limited, a Hong Kong corporation, which does not do business under any other name; and

     o Titanium Technology Shenzhen Co., Ltd., a company incorporated in the People's Republic of China, which does not do business under any other name.